November 3, 2009

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Dear Mr. Thompson:

Thank you for your comments regarding Bed Bath & Beyond Inc.’s filings referenced below.  We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements.  Set forth below are the Company’s responses to the comments contained in your letter dated September 29, 2009 addressed to Mr. Steven H. Temares, Chief Executive Officer.  Your comments were made in connection with a review of the financial statements and related disclosures of the Company’s Forms 10-K and 10-K/A for the fiscal year ended February 28, 2009 filed April 28, 2009 and May 12, 2009, respectively (“2008 Form 10-K”).

Your comment is set forth first in boldfaced type, followed by the Company’s response. In addition, the Company has included the written acknowledgement as requested by the Commission at the conclusion of this letter.

This response letter is being provided as a correspondence file on EDGAR.

Form 10-K for Fiscal Year Ended February 28, 2009

Item 8 – Financial Statements and Supplemental Data, page 28

Note 1. Summary of Significant Accounting Policies and Related Matters, page 34

G. Inventory Valuation, page 34

1.              Please tell us why you changed the method in determining the cost of inventory of buybuy BABY from the first-in, first-out method to the weighted average retail inventory method and why the weighted average retail inventory method is preferable.  Please also tell us the effect of the change on net income and related per-share amounts.  In addition, it does not appear that you filed a letter from your independent accountants indicating whether the change in accounting principle is an alternative principle which is preferable under the circumstances.  Please file the letter required by Item 601(b)(18) of Regulation S-K or otherwise advise.

On March 22, 2007, the Company, a retailer operating 888 stores at that time, acquired buybuy BABY, a retailer of infant and toddler merchandise operating 8 stores at that time.  The Company’s integration plans included conforming buybuy BABY’s inventory accounting policies to those of its Bed Bath & Beyond stores (“BBB”), and converting buybuy BABY to BBB’s merchandising and financial systems, which have been designed to operate using the weighted average retail inventory method (“RIM”).

Beginning on March 2, 2008, once the systems were fully integrated, the Company changed its inventory accounting method for buybuy BABY from the first-in, first-out cost method to the RIM.  Upon conversion, the cost of inventory using the first-in, first-out cost method became the beginning cost of inventory under the RIM; therefore, there was no effect on the Company’s net earnings and related per-share amounts.

The Company provided several reasons why its use of the RIM is preferable in its correspondence to the SEC dated March 19, 2008.  An excerpt from this correspondence follows for administrative ease:

The RIM has been widely used in the retail industry for many years and the Company has been using the RIM since it became a public company in 1992.

The Company believes that the RIM allows for effective merchandise management. Each period, under the RIM, inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to ending inventory at retail. Retail prices, not cost, are a common measurement among groups at the Company such as store operations, merchandise buyers, merchandise planners, and finance, and therefore facilitate easy communication among the groups. Reports prepared at retail from our merchandising systems showing open to buy amounts, current and forecasted inventory levels, inventory values, sales, shrinkage and markdowns are commonly used to effectively manage our business.  Because information to prepare the RIM calculation for accounting purposes can be compared to frequently issued management reports, reporting based upon retail value is an important component of our internal control and financial reporting systems.

The RIM also allows the Company to properly reflect the net realizable value of aged or distressed inventory by reserving for an anticipated markdown in advance of the eventual disposition of the merchandise. Because the RIM reflects the marked retail prices, as reduced for actual and anticipated markdowns, the resulting cost figure automatically approximates lower of cost or market.

Another major advantage of the RIM is that it allows for more accurate and timely compilation of physical inventory values and shrinkage amounts since the Company’s physical inventory counts are recorded and summarized at marked retail prices. As a result, our physical inventory summarization and valuation process is less costly and more accurate since it only requires the summarization of marked retail prices which are readily available to counting personnel.

The Company did not file a letter from its independent accountants as required by Item 601(b)(18) of Regulation S-K because the Company determined, after consideration of the SEC’s Division of Corporate Finance - Financial Reporting Manual, Topic 4: “Independent Accountants’ Involvement,” Section 4230.2, “Changes in Accounting Principles,” that this letter is not required after a purchase business combination where changes in the acquired entity’s accounting are made to conform to those of the acquiring entity.

Note 14. Stock-Based Compensation, page 50

Stock Options, page 50

2.              Please tell us why the change in methodology of determining the expected volatility assumption used to estimate the fair value of stock options is expected to produce a better estimate of fair value.  In doing so, tell us the process you use to identify, evaluate and weight the information used to estimate the expected volatility and why you believe the process has been applied consistently from year to year.  In addition, please tell us the effect of the change on net income and related per-share amounts and why the disclosures required by paragraph 22 of SFAS 154 are not necessary.

Previously, the Company placed sole reliance on implied volatility for its expected volatility assumption.  While developing its expected volatility assumption for its annual stock option grant for fiscal 2008, the Company concluded that an enhanced methodology of an equally weighted average of implied and historical volatility produced a better estimate of fair value.  During its review in the first quarter of fiscal 2008, the Company noted an unusual impact on the market’s prediction of expected volatility due to current events affecting the market environment, including the Chapter 11 filing of a major direct competitor in the Company’s sector of retailing.  The Company believes that based on market conditions, marketplace participants would likely have considered the then current facts and circumstances and not placed sole reliance on implied volatility.  Therefore, in an effort to produce a better estimate of fair value, the Company used a blend of historical and implied volatility.

The Company’s objective in estimating expected volatility is to ascertain the assumption about expected volatility that marketplace participants would likely use in determining an exchange price for an option. Consequently, on each grant date, the Company considers historical and implied volatility, as well as currently available information that it reasonably concludes marketplace participants would also consider, and weights these items based on the facts and circumstances existing on the date of grant.

If the Company had assumed that expected volatility was based solely on implied volatility and the number of stock options granted remained the same, net income would have been lower by approximately $125,000 or less than one tenth of one cent (i.e. $.0005) per diluted share in fiscal 2008.  As such, the Company evaluated the need for additional disclosures set forth in paragraph 22 of SFAS 154 related to this change in estimate, but did not disclose the effect because it was not material.

Written Acknowledgement

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Eugene A. Castagna
Eugene A. Castagna
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)